FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

11 March 2026

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

The transactions in ordinary shares of US$0.50 each ("Shares") in HSBC Holdings plc (the "Company") detailed below took place on 9 March 2026.

The awards made to Executive Directors disclosed in this announcement are the same awards disclosed in the separate Grant of Conditional Awards announcement released on 11 March 2026 pursuant to Rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.    Long Term Incentive Awards

Long term incentive awards ("LTI awards") were made to the PDMRs named below, as part of variable pay for the performance year ended 31 December 2025. An LTI award is an award of Shares in the Company, with a three-year forward-looking performance period commencing on 1 January 2026 and ending on 31 December 2028.

At the end of this performance period, the number of Shares that vest will be determined based upon an assessment by the Group Remuneration Committee of performance against financial and non-financial measures in the LTI scorecard, as detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2025. Subject to that assessment, shares for Executive Directors will vest in five equal annual instalments commencing from March 2029, with a one-year retention period following vesting. Shares for Other PDMRs will vest in two tranches, 75% in March 2029 and 25% in March 2030.

The LTI awards were made in London and are based upon the average closing Share price on the London Stock Exchange on the five days starting 2 March 2026 which is £12.82.

Executive Directors

Name	Shares awarded
Georges Elhedery	702,028
Pam Kaur	409,516

Other PDMRs

Name	Shares awarded
Richard Blackburn	42,121
David Liao	52,892
Barry O'Byrne	56,913
Stuart Riley	90,678
Michael Roberts	90,459
Surendra Rosha	54,573
Suzanna White	37,441

2.    Annual Incentive Awards

Awards of (i) immediately vested and (ii) deferred Shares were made under the HSBC Share Plan 2011. These awards relate to the performance year ended 31 December 2025 and comprise part of the Group's annual incentive arrangements. The awards were determined by assessing performance during the year against financial and non-financial metrics. For Executive Directors who served during the year ended 31 December 2025, the performance assessment is detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2025.

Awards were made in London and are based upon the average closing Share price on the London Stock Exchange on the five days starting on 2 March 2026 which is £12.82.

(i)       Immediately vested awards

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £12.439566 per share	Net shares vested
Georges Elhedery	140,600	66,082	74,518
Pam Kaur	81,903	38,495	43,408
Richard Blackburn	39,625	18,624	21,001
David Liao	57,196	9,152	48,044
Barry O'Byrne	63,397	10,144	53,253
Stuart Riley	100,039	47,019	53,020
Michael Roberts	95,174	48,587	46,587
Surendra Rosha	59,773	9,564	50,209
Suzanna White	32,449	15,110	17,339

Upon vesting, a 12-month retention period applies.

(ii)      Deferred awards

Awards vest in four equal annual tranches commencing in March 2027.

Name	Shares awarded
Richard Blackburn	17,316
David Liao	32,901
Barry O'Byrne	38,183
Stuart Riley	59,379
Michael Roberts	52,303
Surendra Rosha	35,086
Suzanna White	11,232

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total

			£12.82	842,628	£10,802,490.96
		Aggregated	£12.82	842,628	£10,802,490.96

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.44	66,082	£822,031.40
		Aggregated	£12.44	66,082	£822,031.40

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£12.82	491,419	£6,299,991.58
		Aggregated	£12.82	491,419	£6,299,991.58

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.44	38,495	£478,861.09
		Aggregated	£12.44	38,495	£478,861.09

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Richard Blackburn

2 - Reason for the notification

Position/status			Group Chief Risk and Compliance Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£12.82	99,062	£1,269,974.84
		Aggregated	£12.82	99,062	£1,269,974,.84

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.44	18,624	£231,674.48
		Aggregated	£12.44	18,624	£231,674.48

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Liao

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia and Middle East

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£12.82	142,989	£1,833,118.98
		Aggregated	£12.82	142,989	£1,833,118.98

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.44	9,152	£113,846.91
		Aggregated	£12.44	9,152	£113,846.91

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			CEO, International Wealth and Premier Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£12.82	158,493	£2,031,880.26
		Aggregated	£12.82	158,493	£2,031,880.26

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.44	10,144	£126,186.96
		Aggregated	£12.44	10,144	£126,186.96

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stuart Riley

2 - Reason for the notification

Position/status			Group Chief Information Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£12.82	250,096	£3,206,230.72
		Aggregated	£12.82	250,096	£3,206,230.72

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.44	47,019	£584,895.95
		Aggregated	£12.44	47,019	£584,895.95

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			CEO, HSBC Bank plc and CEO, Corporate and Institutional Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£12.82	237,936	£3,050,339.52
		Aggregated	£12.82	237,936	£3,050,339.52

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.44	48,587	£604,401.19
		Aggregated	£12.44	48,587	£604,401.19

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia and Middle East

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£12.82	149,432	£1,915,718.24
		Aggregated	£12.82	149,432	£1,915,718.24

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.44	9,564	£118,972.01
		Aggregated	£12.44	9,564	£118,972.01

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Suzanna White

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£12.82	81,122	£1,039,984.04
		Aggregated	£12.82	81,122	£1,039,984.04

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-03-09	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£12.44	15,110	£187,961.84
		Aggregated	£12.44	15,110	£187,961.84

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 11 March 2026